Q3 2015	Third Quarter Report
for the three and nine months ended December 31, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following interim management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited interim consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the three and nine months ended December 31, 2014 and the Company’s audited consolidated financial statements and accompanying notes, MD&A and Annual Information Form for the fiscal year ended March 31, 2014. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “SMART®”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2015, we mean our fiscal year ended March 31, 2015. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. Certain amounts in our MD&A may not add due to rounding. All percentages have been calculated using unrounded amounts.

The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our unaudited interim consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of America and the Bank of Canada.

	Period End Rate	Period Average Rate
Year ended March 31, 2014	1.1060	1.0535
Monthly Fiscal 2015
April	1.0943	1.0995
May	1.0846	1.0894
June	1.0665	1.0833
July	1.0902	1.0725
August	1.0878	1.0924
September	1.1163	1.0999
October	1.1189	1.1210
November	1.1415	1.1327
December	1.1610	1.1541
Monthly Fiscal 2014
April	1.0114	1.0190
May	1.0297	1.0201
June	1.0519	1.0320
July	1.0305	1.0407
August	1.0537	1.0378
September	1.0305	1.0357
October	1.0480	1.0361
November	1.0612	1.0485
December	1.0648	1.0638

This MD&A includes forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements which include the words “expanding”, “expect”, “increase”, “intend”, “plan”, “believe”,

“project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this MD&A contains forward-looking statements pertaining to general market conditions, our strategy and prospects, including expectations of the education and enterprise markets for our products, our plans and objectives for future operations, productivity enhancements and cost savings, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the education and enterprise markets and licensing opportunities, working capital requirements, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. These risk factors and assumptions include, but are not limited to, the following:

•	competition in our industry;

•	our ability to maintain sales to the education market that is in decline;

•	our ability to successfully execute our strategy to grow in the enterprise market;

•	our reliance upon a strategic partnership with Microsoft;

•	our ability to successfully execute our strategy to monetize software;

•	possible changes in the demand for our products;

•	shifts in product mix from interactive whiteboards to interactive flat panels;

•	difficulty in predicting our sales and operating results;

•	our substantial debt could adversely affect our financial condition;

•	our ability to raise additional funds, manage cash flow, foreign exchange risk and working capital;

•	changes to our business model;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to enhance current products and develop and introduce new products;

•	our ability to grow our sales in foreign markets;

•	the development of the market for interactive learning and collaboration products;

•	the potential negative impact of product defects;

•	our ability to establish new relationships and to build on our existing relationships with our resellers and distributors;

•	our ability to attract, retain and motivate qualified personnel;

•	the continued service and availability of a limited number of key personnel;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	the reliability of component supply and product assembly and logistical services provided by third parties;

•	our ability to manage our systems, procedures and controls;

•	our ability to protect our brand;

•	our ability to manage risks inherent in foreign operations;

•	the potential of increased costs related to future restructuring and related charges;

•	our ability to achieve the benefits from and integrate the operations of businesses we acquire;

•	our ability to achieve the benefits of strategic partnerships;

•	the potential negative impact of system failures or cyber security attacks; and

•	our ability to manage, defend and settle litigation.

Overview

SMART Technologies Inc. is a leading provider of technology solutions that are redefining the way the world works and learns. SMART solutions include interactive large format displays, collaboration software and services that enable highly interactive, engaging and productive teaching, learning and work experiences in schools and workplaces around the world. SMART is differentiated by its complete integrated solutions, superior performance and ease of use. We introduced the world’s first interactive whiteboard in 1991 and we remain the global leader in the interactive display market with over 3.1 million interactive displays shipped to date. Our focus is on developing a variety of easy-to-use solutions that combine interactive displays with robust software solutions in order to free people from their desks and computer screens, making collaboration and learning digitally more natural and engaging. We sell our solutions to schools and enterprises globally. In education, our solutions have transformed teaching and learning in over 2.8 million classrooms worldwide, reaching over 66 million students and teachers based on an assumed average classroom size of 24 students. In enterprise, our solutions improve the way people work and collaborate, enabling them to be more productive and reduce costs.

We offer a number of interactive display products including SMART Board® interactive whiteboards and integrated flat panels, SMART kappTM capture board, LightRaiseTM interactive projectors, the SMART Table® interactive learning center and the SMART PodiumTM. By touching the surface of a SMART interactive display, the user can control computer applications, access the Internet and our learning content ecosystem, write in digital ink and save and distribute work. Our award-winning solutions are the result of more than 20 years of technological innovation supported by our core intellectual property. Our interactive displays serve as the focal point of a broad classroom and meeting room technology platform. We augment our interactive displays with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers. Our collaborative learning solutions for education combine collaboration software with a comprehensive line of interactive displays and other hardware, accessories and services that further enhance learning. Our solutions for enterprise include a set of comprehensive products that combine industry-leading interactive displays with powerful collaboration software and premium support services.

Reportable Segments

In fiscal 2013, the Company announced a plan to move to a new organizational structure to improve efficiency, execution and customer experience. The Company is now organized based on differences in type of customer. The Education and Enterprise segments provide interactive displays and related hardware, software and services focusing on education and enterprise customers. The NextWindow segment provided desktop and large format interactive display components. The Company’s reportable segments are based on its organizational structure and the internal management information reviewed by its Chief Operating Decision Maker (“CODM”). The Company’s CODM has been identified as its Chief Executive Officer, who reviews internal management information to make decisions about allocating resources and to evaluate segment performance. The CODM evaluates the performance of the reportable segments based on revenue and Adjusted EBITDA.

Highlights

•

Revenue decreased by $72 million from $465 million in the first nine months of fiscal 2014 to $393 million in the first nine months of fiscal 2015. Adjusted Revenue (defined in “Non-GAAP measures” section) decreased by $103 million from $450 million in the first nine months of fiscal 2014 to $347 million in the first nine months of fiscal 2015. Gross margin percentage was 46% in the first nine months of fiscal 2015 compared to 42% in the first nine months of fiscal 2014. Adjusted Gross Margin (defined in “Non-GAAP measures” section) percentage was 39% in the first nine months of fiscal 2015 compared to 40% in the first nine months of fiscal 2014. Adjusted EBITDA decreased by $37 million from $71 million in the first nine months of fiscal 2014 to $34 million in the first nine months of fiscal 2015. Adjusted Net Income decreased by $26 million from $33 million in the first nine months of fiscal 2014 to $6 million in the first nine months of fiscal 2015.

•

In April 2014, we announced the resignation of two of our directors and the resulting change in share structure. Commensurate with the resignations of our founders, Mr. Martin and Ms. Knowlton from the Company’s Board of Directors, all of the issued and outstanding Class B Shares were automatically converted into single vote Class A Subordinate Voting shares. The Company no longer has any issued and outstanding Class B shares that carry multiple voting privileges and no further Class B shares are permitted to be issued by the Company. The Class A Subordinate Voting Shares have been re-designated as Common Shares.

•

In the first quarter of fiscal 2015, we implemented additional cost reduction measures with the objective of improving our operating efficiencies. The restructuring plan included a change in Education sales staffing and business focus for specific regions within our Europe, Middle East and Africa (“EMEA”) operations and a reorganization of our North American sales team, to a leaner organizational structure with additional reliance placed on key channel partners. We accrued $2 million in employee termination and other restructuring costs related to the restructuring plan in the first quarter of fiscal 2015.

Results of Operations

Revenue

	Three months ended December 31,		Percentage Change	Nine months ended December 31,		Percentage Change
	2014	2013		2014	2013
Revenue by segment
Education	$100.0	$111.4	(10.2)%	$318.9	$348.9	(8.6)%
Enterprise	26.6	33.5	(20.5)%	68.2	68.1	0.2%
NextWindow	—	13.1	(100.0)%	6.2	48.0	(87.1)%

	$126.6	$158.0	(19.9)%	$393.3	$464.9	(15.4)%

Adjusted Revenue(1) by segment
Education	$84.3	$96.7	(12.8)%	$273.2	$334.0	(18.2)%
Enterprise	26.4	33.6	(21.3)%	67.5	67.6	(0.1)%
NextWindow	—	13.1	(100.0)%	6.2	48.0	(87.1)%

	$110.7	$143.4	(22.8)%	$347.0	$449.6	(22.8)%

Revenue by geographic location
North America	$73.9	$86.4	(14.4)%	$239.8	$265.5	(9.7)%
Europe, Middle East and Africa	43.0	46.7	(7.9)%	111.7	124.4	(10.2)%
Rest of World	9.7	24.9	(61.1)%	41.8	75.1	(44.3)%

	$126.6	$158.0	(19.9)%	$393.3	$464.9	(15.4)%

Adjusted Revenue(1) by geographic location
North America	$65.0	$77.2	(15.8)%	$211.9	$256.3	(17.3)%
Europe, Middle East and Africa	37.4	42.4	(11.7)%	97.5	119.5	(18.4)%
Rest of World	8.3	23.8	(65.1)%	37.5	73.9	(49.2)%

	$110.7	$143.4	(22.8)%	$347.0	$449.6	(22.8)%

(1)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.

Revenue decreased by $31 million in the third quarter of fiscal 2015 and $72 million in the first nine months of fiscal 2015 compared to the same periods in fiscal 2014. The change in deferred revenue, primarily due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, positively impacted revenue by $16 million in the third quarter of fiscal 2015 and $46 million in the first nine months of fiscal 2015. Adjusted Revenue decreased by $33 million in the third quarter of fiscal 2015 and $103 million in the first nine months of fiscal 2015 compared to the same periods in fiscal 2014.

Education revenue decreased by $11 million in the third quarter of fiscal 2015 and $30 million in the first nine months of fiscal 2015 compared to the same periods in fiscal 2014. The change in deferred revenue, primarily due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, positively impacted education revenue by $16 million in the third quarter of fiscal 2015 and $46 million in the first nine months of fiscal 2015. Education Adjusted Revenue decreased by $12 million in the third quarter of fiscal 2015 and $61 million in the first nine months of fiscal 2015 compared to the same periods in fiscal 2014, primarily due to lower revenue from interactive whiteboards and associated projectors, interactive projectors and attachment products, partly offset by strong period-over-period increases in revenue from interactive flat panels. Education revenue was impacted by high penetration rates in our core markets and competition for budget dollars from other classroom technologies, such as tablets and network infrastructure.

Enterprise revenue decreased by $7 million in the third quarter of fiscal 2015 and remained flat in the first nine months of fiscal 2015 compared to the same periods in fiscal 2014. The change in deferred revenue did not significantly impact enterprise revenue in the third quarter of fiscal 2015 and positively impacted revenue by $1 million in the first nine months of fiscal 2015. Enterprise Adjusted Revenue decreased by $7 million in the third quarter of fiscal 2015 and remained flat in the first nine months of fiscal 2015 compared to the same periods in fiscal 2014. The quarter-over-quarter decline was primarily due to lower revenue from interactive whiteboards and an initial channel stocking order with a new global distributor in the third quarter of fiscal 2014. In the first nine months of fiscal 2015 declines in interactive whiteboard sales were partly offset by growth in interactive flat panels compared to the same prior-year period.

NextWindow revenue and Adjusted Revenue decreased by $13 million in the third quarter of fiscal 2015 and $42 million in the first nine months of fiscal 2015 compared to the same periods in fiscal 2014. Sales of optical touch components were exceptionally strong in the prior-year periods, and in the third quarter of fiscal 2014 we made the decision to exit the optical touch sensor business for desktop displays and wind down our NextWindow segment. Sales ceased in the second quarter of fiscal 2015.

Revenues in North America and EMEA were negatively impacted by declines in the Education segment. The decrease in Adjusted Revenue in Rest of World was driven largely by strong sales of our optical touch components in the prior-year period.

In the third quarter of fiscal 2015 revenue was negatively impacted by foreign exchange movements of approximately $3 million compared to the same period in fiscal 2014 primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar, Euro and British pound sterling (“GBP”). In the first nine months of fiscal 2015 revenue was negatively impacted by foreign exchange movements of approximately $2 million compared to the same period in fiscal 2014, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar and Euro, partly offset by the strengthening of the GBP against the U.S. dollar.

Gross Margin

	Three months ended December 31,		Percentage Change		Nine months ended December 31,		Percentage Change
	2014	2013(1)			2014	2013(1)
Gross margin	$57.1	$67.7	(15.6)%		$182.5	$196.9	(7.3)%
Gross margin percentage	45.1%	42.8%	2.3	pt	46.4%	42.3%	4.1	pt
Adjusted Gross Margin (2)	$41.3	$53.1	(22.2)%		$136.2	$181.5	(25.0)%
Adjusted Gross Margin percentage(2)	37.3%	37.0%	0.3	pt	39.3%	40.4%	(1.1	)pt

(1)	Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.
(2)	These are non-GAAP measures. See “Non-GAAP measures” section for additional information.

Gross margin decreased by $11 million in the third quarter of fiscal 2015 and $14 million in the first nine months of fiscal 2015 compared to the same periods in fiscal 2014. The change in deferred revenue, primarily due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, positively impacted gross margin by $16 million in the third quarter of fiscal 2015 and $46 million in the first nine months of fiscal 2015. Adjusted Gross Margin decreased by $12 million in the third quarter of fiscal 2015 and $45 million in the first nine months of fiscal 2015 compared to the same periods in fiscal 2014. The decrease in Adjusted Gross Margin percentage in the first nine months of fiscal 2015 compared to fiscal 2014 was due to a shift in product mix from interactive whiteboards to lower margin interactive flat panels. Gross margin was negatively impacted by foreign exchange movements of approximately $3 million in the third quarter of fiscal 2015 compared to the third quarter of fiscal 2014, primarily as a result of the strengthening of the U.S. dollar against the Euro which negatively impacted our revenue. Gross margin was negatively impacted by foreign exchange movements of approximately $1 million in the first nine months of fiscal 2015 compared to the first nine months of fiscal 2014, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar and Euro, which negatively impacted our revenue and positively impacted our cost of sales, partly offset by the weakening of the U.S. dollar against the GBP which positively impacted our revenue.

Operating Expenses

Selling, Marketing and Administration

	Three months ended December 31,		Percentage Change		Nine months ended December 31,		Percentage Change
	2014	2013(1)			2014	2013(1)
Selling, marketing and administration	$23.2	$29.3	(21.0)%		$76.4	$90.1	(15.2)%
As a percent of revenue	18.3%	18.6%	(0.3	)pt	19.4%	19.4%	0.0	pt
As a percent of Adjusted Revenue (2)	20.9%	20.5%	0.4	pt	22.0%	20.0%	2.0	pt

(1)	Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.
(2)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.

The decrease in selling, marketing and administration expenses in the third quarter and first nine months of fiscal 2015 compared to the same periods in fiscal 2014 was due to the impact of the restructuring activities which resulted in reductions in discretionary spending and compensation costs. Selling, marketing and administration expenses were positively impacted by foreign exchange movements of approximately $1 million in the third quarter of fiscal 2015 and $3 million in the first nine months of fiscal 2015 compared to the same periods in fiscal 2014, primarily as a result of the strengthening of the U.S. dollar relative to the Canadian dollar.

Research and Development

	Three months ended December 31,		Percentage Change		Nine months ended December 31,		Percentage Change
	2014	2013(1)			2014	2013(1)
Research and development	$9.8	$9.1	8.2%		$32.6	$29.5	10.5%
As a percent of revenue	7.8%	5.7%	2.1	pt	8.3%	6.3%	2.0	pt
As a percent of Adjusted Revenue (2)	8.9%	6.3%	2.6	pt	9.4%	6.6%	2.8	pt

(1)	Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.
(2)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.

Research and development remains a core focus and we continue to invest in product innovation and new technologies. Research and development expenses were positively impacted by foreign exchange movements of approximately $1 million in the third quarter of fiscal 2015 and $2 million in the first nine months of fiscal 2015 compared to the same periods in fiscal 2014, primarily as a result of the strengthening of the U.S. dollar relative to the Canadian dollar.

Depreciation and Amortization

	Three months ended December 31,		Percentage Change	Nine months ended December 31,		Percentage Change
	2014	2013		2014	2013
Depreciation and amortization of property and equipment	$2.8	$4.1	(32.4)%	$8.8	$12.7	(30.4)%
Amortization of intangible assets	$0.0	$8.5	(99.8)%	$0.1	$13.2	(99.6)%

The decrease in depreciation and amortization of property and equipment in the third quarter and first nine months of fiscal 2015 compared to the same periods in fiscal 2014 was due to decreases in capital expenditures and certain capital assets becoming fully depreciated. The decrease in the first nine months of fiscal 2015 compared to the first nine months of fiscal 2014 was also impacted by the wind down of NextWindow operations. The decrease in amortization of intangible assets in the third quarter and first nine months of fiscal 2015 compared to the same periods in fiscal 2014 was due to the change in accounting estimate in fiscal 2014 related to intangible assets which decreased the useful lives due to a decline in the optical touch sensor market for desktop displays, resulting in the decision to wind down the NextWindow operations.

Restructuring Costs

	Three months ended December 31,		Percentage Change	Nine months ended December 31,		Percentage Change
	2014	2013		2014	2013
Restructuring costs	$(0.0)	$3.7	N/A	$2.3	$3.0	(25.4)%

In the first quarter of fiscal 2015, we incurred $2 million in employee termination and other restructuring costs related to the fiscal 2015 restructuring plan.

Non-Operating Expenses (Income)

	Three months ended December 31,		Percentage Change	Nine months ended December 31,		Percentage Change
	2014	2013		2014	2013
Interest expense	$5.0	$5.5	(9.1)%	$15.2	$16.1	(5.8)%
Foreign exchange loss	$3.9	$3.7	6.9%	$3.9	$6.6	(40.1)%
Other expense (income)	$0.1	$(0.2)	N/A	$(0.5)	$(0.4)	24.4%

	$9.0	$9.0	0.2%	$18.6	$22.3	(16.5)%

Interest Expense

The decrease in interest expense in the third quarter of fiscal 2015 compared to the third quarter of fiscal 2014 was due to repayments on the long term debt facility. The decrease in the first nine months of fiscal 2015 compared to the first nine months of fiscal 2014 was due to deferred financing fees expensed in the prior-year period offset by higher interest payments on the Term loan in the current year.

Foreign Exchange Loss

The change in foreign exchange loss is primarily related to the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. From October 1, 2014 to December 31, 2014, the U.S dollar strengthened by 4.0% against the Canadian dollar from CDN$1.12 to CDN$1.16 compared to a 3.3% strengthening against the Canadian dollar for the same period last year. From March 31, 2014 to December 31, 2014, the U.S dollar strengthened by 5.0% against the Canadian dollar from CDN$1.11 to CDN$1.16 compared to a 4.8% strengthening against the Canadian dollar for the same period last year.

Other Expense (Income)

Other expense (income) in the first nine months of fiscal 2015 includes a reclassification of currency translation adjustment as a result of the liquidation of a foreign subsidiary.

Provision for Income Taxes

	Three months ended December 31,		Percentage Change		Nine months ended December 31,		Percentage Change
	2014	2013			2014	2013
Provision for income taxes	$3.1	$0.1	5270.2%		$10.1	$2.1	392.4%
Effective tax rate	24.7%	1.4%	23.3	pt	23.1%	7.9%	15.2	pt

The increase in income tax expense in the third quarter and first nine months of fiscal 2015 compared to the same periods in fiscal 2014 was due to the increase in income, unrealized foreign exchange losses, the release of valuation allowance and reduction in SR&ED tax credits. The tax provision also includes investment tax credits of $1 million in the third quarter of fiscal 2015 and $2 million in the first nine months of fiscal 2015, compared to $1 million in the third quarter of fiscal 2014 and $5 million in the first nine months of fiscal 2014.

Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjust income before income taxes by the unrealized foreign exchange loss from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes.

Adjusted EBITDA by segment

	Three months ended December 31,		Percentage Change	Nine months ended December 31,		Percentage Change
	2014	2013		2014	2013
Adjusted EBITDA(1) by segment
Education	$23.3	$32.6	(28.6)%	$83.2	$125.2	(33.6)%
Enterprise	5.4	9.9	(45.4)%	7.8	10.6	(26.4)%
NextWindow	0.4	(1.3)	N/A	3.3	5.1	(35.0)%
Corporate(2)	(18.7)	(22.0)	15.2%	(60.3)	(69.7)	13.4%

	$10.4	$19.2	(45.8)%	$34.0	$71.2	(52.3)%

(1)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.
(2)

Certain corporate level activity is not allocated to segments including research and development, corporate marketing expenses, general and administrative costs such as management, finance, legal, information systems and human resources, and restructuring costs.

The decrease in Education Adjusted EBITDA in the third quarter and first nine months of fiscal 2015 compared to the same periods in fiscal 2014 was due to lower revenue as discussed previously.

The decrease in Enterprise Adjusted EBITDA in the third quarter of fiscal 2015 compared to the same period in fiscal 2014 was due to lower revenue as discussed previously. The decrease in Enterprise Adjusted EBITDA in the first nine months of fiscal 2015 compared to the same period in fiscal 2014 was primarily due to an increase in operating expenses as we invest in future growth areas.

The increase in NextWindow Adjusted EBITDA in the third quarter of fiscal 2015 compared to the same period in fiscal 2014 was primarily due to a negative gross margin in the third quarter of fiscal 2014 related to accelerated manufacturing depreciation and inventory provisions as a result of the wind down. The decrease in NextWindow Adjusted EBITDA in the first nine months of fiscal 2015 compared to the same period in fiscal 2014 was primarily due to lower revenue as a result of the wind down.

Non-GAAP measures

We define Adjusted Revenue as revenue adjusted for the change in deferred revenue balances during the period.

We define Adjusted Gross Margin as gross margin adjusted for the change in deferred revenue balances during the period.

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, other income and gains or losses related to the sales of long-lived assets.

We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue, amortization of intangible assets, impairment of goodwill, impairment of property and equipment, gains or losses related to the liquidation of foreign subsidiaries and gains or losses related to the sale of long-lived assets, all net of tax.

Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, discussed in Note 1(a) in the consolidated financial statements, management shows the non-GAAP measures, Adjusted Revenue and Adjusted Gross Margin. We use Adjusted Revenue and Adjusted Gross Margin as key measures to provide additional insights into the operational performance of the Company and to help clarify trends affecting the Company’s business.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains and losses, revenue deferral, amortization of intangible assets, and gains or losses related to the sale of long-lived assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

Adjusted EBITDA and Adjusted Net Income are not impacted by the change in accounting estimate related to revenue recognition.

The following table shows the reconciliation of revenue to Adjusted Revenue and gross margin to Adjusted Gross Margin in millions of dollars.

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Adjusted Revenue
Revenue	$126.6	$158.0	$393.3	$464.9
Deferred revenue recognized—accelerated amortization	(15.3)	(16.8)	(47.7)	(17.5)
Net change on remaining deferred revenue	(0.5)	2.2	1.4	2.2

Adjusted Revenue	$110.7	$143.4	$347.0	$449.6

Adjusted Gross Margin
Gross margin	$57.1	$67.7	$182.5	$196.9
Deferred revenue recognized—accelerated amortization	(15.3)	(16.8)	(47.7)	(17.5)
Net change on remaining deferred revenue	(0.5)	2.2	1.4	2.2

Adjusted Gross Margin	$41.3	$53.1	$136.2	$181.5

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

The following table shows the reconciliations of net income to Adjusted Net Income and Adjusted EBITDA in millions of dollars and basic and diluted earnings per share to Adjusted Net Income per share.

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Net income	$9.3	$4.0	$33.7	$24.1
Adjustments to net income
Amortization of intangible assets	0.0	8.5	0.1	13.2
Foreign exchange loss	3.9	3.7	3.9	6.6
Change in deferred revenue(1)	(15.8)	(14.6)	(46.3)	(15.3)
Stock-based compensation	0.9	0.7	2.7	2.3
Costs of restructuring	(0.0)	3.7	2.3	3.0
Gain on liquidation of foreign subsidiary(2)	—	—	(0.4)	—
Loss (gain) on sale of long-lived assets(3)	0.0	(0.0)	(0.1)	(0.0)

	(11.1)	2.0	(37.8)	9.9
Tax impact on adjustments(4)(5)	(3.5)	(3.0)	(10.5)	1.0

Adjustments to net income, net of tax	(7.6)	5.0	(27.3)	8.9

Adjusted Net Income	$1.7	$9.0	$6.5	$33.0
Additional adjustments to net income
Income tax (recovery) expense(6)	(0.4)	(3.0)	(0.4)	3.0
Depreciation in cost of sales	1.3	3.8	4.0	6.9
Depreciation of property and equipment	2.8	4.1	8.8	12.7
Interest expense	5.0	5.5	15.2	16.1
Other expense (income)(2)	0.1	(0.2)	(0.1)	(0.4)

Adjusted EBITDA	$10.4	$19.2	$34.0	$71.2

As a percent of revenue(7)	9.4%	13.4%	9.8%	15.8%
Adjusted Net Income per share
Earnings per share—basic	$0.08	$0.03	$0.28	$0.20
Adjustments to net income, net of tax, per share	(0.07)	0.04	(0.23)	0.07

Adjusted Net Income per share—basic	$0.01	$0.07	$0.05	$0.27

Earnings per share—diluted	$0.07	$0.03	$0.27	$0.19
Adjustments to net income, net of tax, per share	(0.06)	0.04	(0.22)	0.07

Adjusted Net Income per share—diluted	$0.01	$0.07	$0.05	$0.26

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)	Included in Other expense (income) in the consolidated statements of operations.
(3)	In fiscal 2014, we updated our definition of Adjusted Net Income to adjust for gains or losses on sale of long-lived assets. Prior periods’ figures have been adjusted to reflect the change.
(4)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss is the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. Our new credit facility refinancing that closed on July 31, 2013 was incurred at a rate of 1.03. Prior to July 31, 2013, our U.S. dollar-denominated debt was originally incurred at a rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate and the loss cannot be carried back to a previous year, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(5)	Prior periods’ figures have been adjusted to reflect a change in the tax treatment of the change in deferred revenue.
(6)

Income tax expense of $3.1 million and $10.1 million (2013 – $0.1 million and $2.1 million) per consolidated statement of operations, net of tax impact on adjustments to Adjusted Net Income of $3.5 million and $10.5 million for the three and nine months ending December 31, 2014 (2013 – $3.0 million and ($1.0) million).

(7)	Adjusted EBITDA as a percent of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.

Selected Quarterly Financial Data

The following table shows a summary of the Company’s unaudited quarterly financial information and non-GAAP measures for each of the eight most recent quarters, including the quarter ended December 31, 2014. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results. Data for the periods are indicated in millions of dollars, except for per share amounts.

	Fiscal Year 2015			Fiscal Year 2014				Fiscal Year 2013
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Revenue	$126.6	$129.2	$137.5	$124.2	$158.0	$151.1	$155.9	$105.2
Gross margin	57.1	62.5	62.9	52.2	67.7	62.8	66.4	44.5
Net income (loss)	9.3	12.3	12.1	(3.6)	4.0	10.8	9.2	(18.7)
Earnings (loss) per share
Basic	$0.08	$0.10	$0.10	$(0.03)	$0.03	$0.09	$0.08	$(0.15)
Diluted	$0.07	$0.10	$0.10	$(0.03)	$0.03	$0.09	$0.07	$(0.15)
Non-GAAP measures:
Adjusted Revenue	$110.7	$113.4	$122.8	$108.7	$143.4	$150.4	$155.9	$100.8
Adjusted Gross Margin	41.3	46.7	48.2	36.7	53.1	62.1	66.4	40.1
Adjusted EBITDA	10.4	13.3	10.3	3.2	19.2	24.5	27.5	(8.8)
Adjusted Net Income (Loss)	1.7	5.0	(0.3)	(5.8)	9.0	7.2	16.9	(12.9)
Adjusted Net Income (Loss) per share
Basic	$0.01	$0.04	$(0.00)	$(0.05)	$0.07	$0.06	$0.14	$(0.10)
Diluted	$0.01	$0.04	$(0.00)	$(0.05)	$0.07	$0.06	$0.13	$(0.10)

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

Liquidity and Capital Resources

As of December 31, 2014 we held cash and cash equivalents of $74 million. Our primary source of cash flow is generated from sales of interactive displays and related attachment products. We believe that ongoing operations and associated cash flow in addition to our cash resources and revolving credit facilities provide sufficient liquidity to support our business operations for at least the next 12 months.

As of December 31, 2014, our outstanding debt balance was as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
Term loan, net of unamortized debt discount of $4.8 million	July 31, 2013	Jan 31, 2018	LIBOR + 9.25%	$108.4 million

In July 2013, the Company closed its credit facility refinancing. The Company entered into a four-and-a-half year, $125 million senior secured term loan (the “Term loan”) and a four-year, $50 million asset-based loan credit facility (the “ABL”). The Term loan bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25% and will amortize at 7.5% per annum during the first two-and-a-half years and 10% in the last two years. The ABL bears interest at LIBOR plus 2.5% and was undrawn as of December 31, 2014.

All debt and credit facilities are denominated in U.S. dollars.

The following table shows a summary of our cash flows provided by operating activities, financing activities and investing activities for the periods indicated.

	Nine months ended December 31,
	2014	2013
Net cash provided by operating activities	$30.5	$15.5
Net cash (used in) provided by investing activities	$(4.4)	$68.2
Net cash used in financing activities	$(7.7)	$(177.9)

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased due to a net decrease in period-over-period working capital. The decrease in working capital in the first nine months of fiscal 2015 is due to decreases in accounts payable and accrued liabilities partly offset by decreases in inventory and trade receivables.

Net Cash (Used In) Provided By Investing Activities

Net cash used in investing activities decreased due to lower capital expenditures in the first nine months of fiscal 2015 and proceeds received from the sale of our global headquarters building in the first nine months of fiscal 2014.

Net Cash Used In Financing Activities

Net cash used in financing activities increased in the first nine months of fiscal 2014 as we closed our credit facility refinancing. We entered into a $125 million senior secured Term loan and repaid the balance of the First lien facility.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of December 31, 2014.

	12 Months Ending December 31,
	2015	2016	2017	2018	2019	2020 and thereafter	Total
Operating leases	$2.1	$2.2	$1.9	$1.8	$1.7	$0.4	$10.1
Capital lease	5.1	5.1	5.1	5.4	5.5	80.5	106.7
Long-term debt repayments
Long-term debt	9.4	12.5	12.5	78.9	—	—	113.3
Future interest obligations on long-term debt	11.7	10.6	9.2	0.7	—	—	32.2
Purchase commitments	50.4	0.7	0.0	—	—	—	51.1

Total	$78.7	$31.1	$28.7	$86.8	$7.2	$80.9	$313.4

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements.

The capital lease commitment relates to our headquarters building and represents our minimum capital lease payments (including amounts representing interest) under the lease agreement and management fees.

Long-term debt commitments represent the minimum principal repayments required under our long-term debt facility.

Our purchase commitments are for finished goods from contract manufacturers and certain information systems and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at December 31, 2014. Fluctuations in these rates may result in actual payments differing from those in the above table.

Guarantees and Contingencies

Legal Proceedings

The Company is subject to litigation, claims, investigations and audits arising from time to time in the ordinary course of our business. Although legal proceedings are inherently unpredictable, the Company believes that it has valid defenses with respect to any matters currently pending against the Company and intends to defend itself vigorously. The outcome of these matters, individually and in the aggregate, is not expected to have a material impact on the Company’s cash flows, results of operations, or financial position.

Indemnities and Guarantees

In the normal course of business, we enter into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should we be required to act under such agreements, it is expected that no material loss would result.

Off-Balance Sheet Arrangements

As of December 31, 2014, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Changes in Internal Control Over Financial Reporting

During the nine months ended December 31, 2014, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results from operations. We are exposed to foreign exchange risk primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We may also enter into forward contracts and other derivative contracts to manage our cash flows in other currencies. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss on the consolidated statements of operations.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. In the past, we have partially mitigated this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt, and may continue to do so in the future. Our current practice is to use interest rate derivatives without hedge accounting designation. Changes in the fair value of these interest rate derivatives are included in interest expense in our consolidated statement of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

We believe our critical accounting policies and estimates are those related to revenue recognition, inventory valuation and purchase commitments, warranty costs, income taxes, restructuring costs and legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our company’s critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by management and have not changed from those disclosed in the March 31, 2014 audited consolidated financial statements, except as disclosed in Note 1–Basis of presentation and significant accounting policies in the consolidated financial statements for the three and nine months ended December 31, 2014.